SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                                Tower Air, Inc.
           ____________________________________________________________
                                (Name of Issuer)

                   Common Stock, Par Value $.01 Per Share
           ____________________________________________________________
                         (Title of Class of Securities)

                                 891697104
           ____________________________________________________________
                               (CUSIP Number)

                             Morris K. Nachtomi
                    Chairman and Chief Executive Officer
                              Tower Air, Inc.
                                 Hanger 17
                         JFK International Airport
                          Jamaica, New York 11430
                               (718) 553-4310
           _____________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copy to:

                            David S. Goldschmidt
                      Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000


                                August 20, 1998
  _________________________________________________________________________
                         (Date of Event Which Requires
                           Filing of This Statement)

            If the filing person has previously filed a statement on
            Schedule 13G to report the acquisition that is the
            subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
            check the following:               ( )




                                  SCHEDULE 13D

      CUSIP No. 891697104
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Morris K. Nachtomi  (###-##-####)

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
                               PF
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    ( )

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               United States
      _________________________________________________________________

                                      (7)  SOLE VOTING POWER
            NUMBER OF                      11,733,006 shares of Common Stock
             SHARES                   ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       -  Shares of Common Stock (1)
              EACH                         91,031 shares of Common Stock
            REPORTING                 -----------------------------------
              PERSON                  (9)  SOLE DISPOSITIVE POWER
               WITH                        11,733,006 shares of Common Stock
                                      ___________________________________
                                      (10)  SHARED DISPOSITIVE POWER
                                            -  Shares of Common Stock (1)
                                            91,031 shares of Common Stock

      -------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,824,037 shares of Common Stock
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           75.9%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
                          IN
      _________________________________________________________________

      (1)  Shares owned jointly with Suzan N. Nachtomi.



                                  SCHEDULE 13D

      CUSIP No. 891697104
      _________________________________________________________________
      (1)  NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Nachtomi Family Limited Partnership (133736034).

      _________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a)  (X)
                                                            (b)  ( )
      _________________________________________________________________
      (3)  SEC USE ONLY

      _________________________________________________________________
      (4)  SOURCE OF FUNDS*
                               PF
      _________________________________________________________________
      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                    (X)

      __________________________________________________________________
      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                               New York
      _________________________________________________________________
                                      (7)  SOLE VOTING POWER
            NUMBER OF                      11,733,006 shares of Common Stock
             SHARES                 ___________________________________
          BENEFICIALLY                (8)  SHARED VOTING POWER
            OWNED BY                       Not applicable
              EACH                  ___________________________________
            REPORTING                 (9)  SOLE DISPOSITIVE POWER
             PERSON                        11,733,006 shares of Common Stock
              WITH                  ___________________________________
                                     (10)  SHARED DISPOSITIVE POWER
                                           Not applicable
      _________________________________________________________________
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,733,006 shares of Common Stock
      _________________________________________________________________
      (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
           SHARES*                                      (  )

      _________________________________________________________________
      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                   75.3%
      _________________________________________________________________
      (14) TYPE OF REPORTING PERSON*
                                     PN
      _________________________________________________________________



      The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

 Item 1.   Security and Issuer.

      This statement relates to shares (the "Shares") of the common stock, $0.01 par value per share ("Common Stock"), of Tower Air, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at:
 Hanger 17, JFK International Airport, Jamaica, New York 11430.

 Item 2.   Identity and Background.

      This schedule 13D is being filed in connection with purchases of shares made jointly by Morris K. Nachtomi and Suzan N. Nachtomi. Mr. Nachtomi is sole general partner of Nachtomi Family Limited Partnership which owns 11,733,006 shares, representing 75.3% of the Company's outstanding shares.

 1.   (a)  Morris K. Nachtomi
      (b)  Address:  11 Flagler Drive
                     Rye, NY 10580
      (c)  Principal Business: Chairman and Chief Executive Officer of
                               Issuer.

 2.   (a)  Nachtomi Family Limited Partnership (the "Partnership")
      (b)  c/o  Morris K. Nachtomi
                Tower Air, Inc.
                Hanger 17
                JFK International Airport
                Jamaica, NY 11430
      (c)  Principal Business: Investments

 Item 2. (d)

           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.

 Item 2. (e)

           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      Each of Mr. Nachtomi and the Partnership may, at times, be referred to as a "Reporting Person" and collectively, as the "Reporting Persons."

 Item 3.   Source and Amount of Funds or Other Consideration

      Mr. Nachtomi and Suzan N. Nachtomi jointly purchased 91,031 Shares for a total of $142,810.72, in the following transactions:

      (1) On August 20, 1998, they purchased 27,500 Shares at an average price of $1.5455 per Share or an aggregate of $42,501.25.

      (2) On August 21, 1998, they purchased 14,048 Shares at an average price of $1.5625 per Share or an aggregate of $21,950.00.

      (3) On August 24, 1998, they purchased 12,661 Shares at an average price of $1.5313 per Share or an aggregate of $19,387.79.

      (4) On August 25, 1998, they purchased 12,661 Shares at an average price of $1.5888 per Share or an aggregate of $20,115.80.

      (5) On August 26, 1998, they purchased 12,661 Shares at an average price of $1.625 per Share or an aggregate of $20,574.13.

      (6) On August 27, 1998, they purchased 1,500 Shares at an average price of $1.5625 per Share or an aggregate of $2,343.75.

      (7) On August 28, 1998, they purchased 10,000 Shares at an average price of $1.5938 per Share or an aggregate of $15,938.00.

      Mr. And Mrs. Nachtomi paid for all of the above Shares out of personal funds.

 Item 4.   Purpose of Transaction.

      The Shares have been purchased for investment purposes. None of the purposes enumerated in Item 4. are contemplated.

 Item 5.   Interest in Securities of the Issuer.

      See numbers 7-11 of the cover page to this Schedule 13D for the information required by Item 5.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Not applicable.

 Item 7.   Material to be Filed as Exhibits.

      Not applicable.



                                 Signature

      After reasonable inquiry and to the best of the Undersigned's knowledge and belief; the Undersigned certify that the information set forth in this statement is true, complete and correct.


 Date:      August 28, 1998

 Signature: /s/ Morris K. Nachtomi
           -----------------------
            Morris K. Nachtomi

 Signature: /s/ Morris K. Nachtomi
           -----------------------
            Nachtomi Family Limited Partnership by Morris K. Nachtomi (General Partner).